
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Totle Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 12, 2017

Physical address of issuer
260 E. Brown St Suite 200, Birmingham, MI, 48009

Website of issuer
https://www.totle.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering.

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,180,503	$0
Cash & Cash Equivalents	$1,180,253	$0
Accounts Receivable	$0	$0
Short-term Debt	$275,389	$0
Long-term Debt	$1,286,500	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$381,886	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 7, 2019

FORM C

Totle Inc.



Up to $1,070,000
of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Totle Inc., a Delaware corporation (the "*Company*", *"Totle"* as well as references to "*we*", "*u s*", or "*our*"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity of the Company (the "*Securities*"). Purchasers of Securities are sometimes referred to herein as "Investors." The Company intends to raise at least $25,000 and up to $1,070,000 from Purchasers in the offering of Securities described in this Form C (this "*Offering*"). The minimum amount of Securities that can be purchased is $250 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "*Intermediary*"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250.00	$15.00	$235.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.totle.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 7, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

7

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at: http://www.totle.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Totle Inc., is a Delaware Corporation, formed on September 12, 2017.

The Company is located at 260 E. Brown St Suite 200, Birmingham, MI, 48009.

The Company's website is https://www.totle.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Totle is the Kayak for blockchain asset exchange. Totle's core business is asset exchange on the blockchain. Our single source of liquidity powers decentralized payment systems, exchanges and open financial applications. Totle's underlying digital asset exchange software platform aggregates order books across multiple decentralized exchanges and optimally routes orders to provide the best price for our customers.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	April 29, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive.
The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cryptocurrency exchange market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product.

The Company has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success is dependent on consumer adoption of cryptocurrency, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for virtual reality and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual reality systems that the Company has experienced in the past will continue in the future.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret educational needs and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cryptocurrency space. Additionally, the product may be in a market where customers will not have brand loyalty.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $3.3M and is in the startup phase, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

Our independent registered public accounting firm for the fiscal year ended December 30, 2017, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year ended December 31, 2018 and December 31, 2017, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying reviewed financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

The Company forecasts aggressive growth post-raise, however, if the Company's forecasts are incorrect, the Company's viability is uncertain.

If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The regulatory regime governing the blockchain technologies and cryptocurrencies is uncertain, and new regulations or policies may materially adversely affect the development and adoption of the Company.

Regulation of cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "***CFTC***"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Company may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ether and other blockchain technologies;

- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect the Company's operating results.

Regulatory changes or actions may alter the nature of an investment in the Securities, or the operation of the networks on which our SAAS product operates, in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the Securities and Exchange Commission and the Federal Bureau of Investigation) continue to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also examined of cryptocurrencies and instituted enforcement proceedings. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability of the Company to launch and continue to operate thereafter. Federal regulators such as the Securities and Exchange Commission and certain state regulators have appeared to take the position that tokens are generally securities and must be regulated as such. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, our ability to execute our business plan may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations and interpretations of existing regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect the Company's operations as a service provider to the cryptocurrency industry or impede the growth of the cryptocurrency economy.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such restrictions could have an adverse impact on the Company's operations and impede the growth of our customer base.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union. This uncertainty may impact our Company, as we intend to be a service provider to the cryptocurrency industry.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have largely declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers, such as Totle, that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers, such as Totle, outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the profitability of the Company and sustainability of our business model.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

The Company's services depend on the existence and utilization of third-party cryptocurrency exchange platforms ("Crypto Exchanges") by our customers, many of which are not registered with the Securities and Exchange Commission. Future regulatory investigations, actions or adverse policies against Crypto Exchanges may harm our business prospects, financial condition, and results of operations.
As Crypto Exchanges have grown in popularity, the Securities and Exchange Commission has begun to examine the operations and the legal standing of these businesses. For example, on November 8, 2018, the Securities and Exchange Commission brought an enforcement action against EtherDelta, a digital token trading platform which operated as an unregistered national securities exchange. In connection with the foregoing, EtherDelta consented to the order and agreed to pay $300,000 in disgorgement plus $13,0000 in prejudgment interest and a $75,000 penalty. Any regulatory investigation or enforcement action against any Crypto Exchanges that our customers utilize could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, reputation, business, financial results and financial condition. We exercise no control over Crypto Exchanges, which increases our vulnerability to unforeseeable regulatory investigations and enforcement.

The Company may take transaction-based compensation in the future.
Currently the Company plans to take a percentage of certain transactions as a form of compensation in the future. Under federal and state law, generally, only broker-dealers and certain other registered parties may take transaction-based compensation for the sale of securities. If the cryptocurrencies or digital tokens we facilitate the trading of are deemed to be securities by the SEC or a state authority, we may be found to have acted as an unregistered broker-dealer. This could cause the Company to be barred from future business activities, forced to registered as a broker-dealer or other remedial actions. Additionally, many international laws impose similar requirements on parties facilitating transactions, therefore this risk extends beyond the Company's operations as they related to the United States.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Offering and the Securities

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investor will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company is committed to building products and tools that empower users and business to fully realize the benefits of blockchain technology. The Company is a software platform that solves three significant problems with cryptocurrency exchange: security, pricing, and user experience.

Business Plan
Totle serves both retail consumer and business customers with cryptocurrency exchange services. Totle's single source of liquidity powers decentralized payment systems, exchanges and open financial applications with the following key benefits.

Price Optimization. Totle's smart order routing engine compares prices among exchange sources and matches users directly with the most economic counter-parties for any set of orders, including fees and slippage. Users always get the price.

Liquidity. Totle offers 99% of decentralized exchange liquidity in a single source and abstracts away the need to integrate with the array of decentralized exchange protocols and standards. Users never miss an opportunity.

Safety and Security. Totle never takes custody of a user's funds or private keys. All transactions are peer-to-peer and recorded transparently on-chain. No deposits, exchange risk or hidden fees. Users are always in control of their funds.

Totle intends to monetize via one or more of the following:
- Flat monthly API fee / subscription
- Tiered API access fee
- % of transactions

History of the Business
The inspiration for Totle began with founder David Bleznak in 2017. As an avid cryptocurrency investor and trader, he noticed a lack of usable tools for decentralized token exchanges and thus set out to create Totle. Early members, Jordan Lyall and Sergey Tsyba, joined soon after and lead Totle to its first large milestone - the public launch of our B2C trading platform and portfolio management tool on the Ethereum Mainnet in June 2018. Since then, the Totle team has grown to 12, as well as a dedicated set of advisors and contractors. All of us share a common vision, to bring cryptocurrency and blockchain asset exchange to the mainstream.

Totle first launched its Consumer Beta product mid-2018 and late 2018/early 2019 began opening the underlying platform powering the consumer product to business customers via an API.

The Company's Products and/or Services
Business-to-Consumer (B2C): Totle Portfolio Manager - A portfolio manager for crytocurrency and digital assets. Available today at app.totle.com. Enables retail users to trade cryptocurrency in a decentralized, peer-to-peer environment. Users trade directly from their personal crypto wallets. Totle never takes custody of funds.

Business-to-Business (B2B): Totle API - Serves a variety of business customers. Available today. Target customer use-cases include: (1) products and Platforms: Businesses, payment gateways, investment platforms, DApps and other financial applications who share in revenue from transaction fees; (2). traders and Funds: Investors, hedge funds, and other trading organizations who use Totle for order management and optimization; and (3) data Analysts: Totle aggregates trade data from the top decentralized exchanges; providing analysts the most reliable decentralized exchange data on the market.

Competition
Competition includes generally Centralized and Decentralized exchanges. Leading centralized exchange include, but are not limited to, Binance, Coinbase, Bitmex. Leading decentralized exchanges (and relayers), include, but are not limited to Kyber, Bancor, Radar Relayer, Airswap. Centralized exchanges inherently bring exchange risk for private keys stored on their platforms (e.g. risk of lost/stolen private keys, freezing

of accounts, lack of transparency, etc.) and also high and hidden fees. Decentralized exchanges suffer from a lack of liquidity and high fragmentation. Totle never takes custody of users' private keys and aggregates decentralized exchanges to address liquidity, fragmentation and pricing challenges.

Customer Base
The customer base is as follows:
- Business-to-Consumer: cryptocurrency holders who have a desire to exchange ERC20 tokens.
- Business-to-Business (B2B): Totle API - Serves a variety of business customers who have a desire to access exchange services.

Target customer use-cases include:
(1) Products and Platforms: Businesses, payment gateways, investment platforms, DApps and other financial applications who share in revenue from transaction fees;
(2) Traders and Funds: Investors, hedge funds, and other trading organizations who use Totle for order management and optimization; and
(3) Data Analysts: Totle aggregates trade data from the top decentralized exchanges; providing analysts the most reliable decentralized exchange data on the market.

Intellectual Property
The Company has filed provisional patent applications for the below. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/ Organization
62697442	Provisional	SYSTEM AND METHOD FOR CRYPTOCURRENCY TRADING	July 13, 2018	U.S.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87692236	IC 009. US 021 023 026 036 038. G & S IC 036. US 100 101 102. G & S: IC 041. US 100 101 107. G & S: IC 042. US 100 101. G & S:	T (word mark)	November 20, 2017	April 17, 2018	U.S.

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals or licenses.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 260 E. Brown St Suite 200, Birmingham, MI, 48009.
The Company no additional addresses.

The Company conducts its business globally.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500.00	6.00%	$64,200.00
Technology Development	45%	$11,250.00	45%	$481,500.00
Business Development and Marketing	21.5%	$5,375.00	24%	$256,800.00
Infrastructure	7.5%	$1,875.00	7.5%	$80,250.00
Legal and Accounting	10%	$2,500.00	7.5%	$80,250.00
Administration	5%	$1,250.00	5%	$53,500.00
Security	5%	$1,250.00	5%	$53,500.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Chief Executive Officer & Director: May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Totle: May 2017 – Present: Responsible for all aspects of launching blockchain technology company; Business Development and Financing, Bleznak Real Estate: 2013 – May 2017 – responsible for business development and financing for portfolio of a dozen assets 2000+ multifamily units and 1million plus square feet of retail / light industrial properties.

Name
Adam Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & Director: September 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President of Woodbury Management, Inc., May 2010 - Present: Responsible for operations of approximately 2000 apartments in our portfolio.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Chief Executive Officer & Director: May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Totle: May 2017 – Present: Responsible for all aspects of launching blockchain technology company; Business Development and Financing, Bleznak Real Estate: 2013 – May 2017 – responsible for business development and financing for portfolio of a dozen assets 2000+ multifamily units and 1million plus square feet of retail / light industrial properties.

Name
Sergey Tsyba

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: February 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Totle: May 2017 – Present: Responsible for complete technical development and fielding of blockchain solution; project scopes, objectives and timelines, measuring performance and ensure on-time delivery.

WiseCredit, CTO, Jul 2015 - Feb 2017: Responsible for complete technical development and fielding of fintech solution; project scopes, objectives and timelines, measuring performance and ensure on-time delivery.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has four (4) employees in California and Michigan, USA and Amsterdam, Netherlands.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue three million shares of capital stock all of which shall be designated common stock and have a par value $0.00001 per share (the "***Common Stock***"), pursuant to the Certificate of Incorporation, filed on September 12, 2017.

The Company has issued the following outstanding Securities:

Common Stock
On September 26, 2017, the Company entered a Common Stock Purchase Agreement with David Bleznak for the aggregate sale of 550,000 shares of the Company's Common Stock at a price of $0.00045455 per share for the aggregate proceeds of $250.00. Half of the shares vested on March 12, 2017 (the "***Vesting Commencement Date***") and an additional 1/24th of the shares were deemed vested on the same day of the month as the date of the Vesting Commencement Date and day of each month thereafter until all shares are released from the repurchase option. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds from this offering were used for general working capital. On February 12, 2018, David Bleznak transferred 36,848 shares of Common Stock to Sergey Tsyba and 14,739 shares to Jordan Lyall in a stock transfer approved by the Company's Board of Directors.

On September 26, 2017, the Company entered a Common Stock Purchase Agreement with Adam Bleznak for the aggregate sale of 100,000 shares of the Company's Common Stock at a price of $0.0025 per share for the aggregate proceeds of $250.00. The shares were fully vested on the date of grant. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds from this offering were used for general working capital.

On October 25, 2017, the Company entered into a Common Stock Purchase Agreement with a single purchaser for the aggregate sale of 350,000 shares of the Company's Common Stock at a price of $0.0007 per share for the aggregate proceeds of $250.00, subject to vesting. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act. Subsequently, the Company repurchased 100% of the shares issued for $250.00.

Additionally, pursuant to the Company's 2017 Equity Incentive Plan, the Company has issued 75,072 shares of restricted Common Stock, of which 35,127 have been repurchased, and 39,945 remain issued and outstanding. The terms of these issuances and restrictions on these shares are fully detailed in the section below titled '*Employee Stock Option Plan*'.

As of the date of this Form C, there are a total of 1,339,946 shares of the Company's Common Stock issued and outstanding, inclusive of the restricted stock detailed below. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that the shareholder's continuous service to the Company is voluntarily or involuntarily terminated.

Employee Stock Option Plan

On September 26, 2017, the Company adopted and approved its 2017 Equity Incentive Plan (the "*Plan*") to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contracts of the Company and its affiliates to align their interests and efforts to the long-term interests of the Company's stockholders. The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. The aggregate number of shares the Company's Common Stock that may be issue pursuant to the Plan shall not exceed 86,957 shares.

As of the date of this Form C, there are 86,955 shares of Common Stock associated with awards under the Plan outstanding, and 2 shares of Common Stock remain available for grant under the Plan.

Options Issued under the Plan

From January 31 to February 8, 2019, the Company issued 8 incentive and 4 nonqualified stock option grants pursuant to the Plan for the aggregate purchase of 47,010 shares of the Company's Common Stock at an exercise price of $7.01 per share with various vesting schedules (collectively, the "*Options*").

The exercise of the outstanding Options to purchase 47,010 shares of Common Stock, or the repurchase by the Company of any Options subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Restricted Stock Issued under the Plan

On November 7, 2017, the Company issued 24,457 shares of restricted Common Stock pursuant to the Plan to four service providers at a price per share of $0.00001 (the "*Restricted Stock*"). The Restricted Stock awards' had a vesting commencement date of October 26, 2017 and overall vesting terms of approximately two years.

On February 12, 2019, the Company issued 45,300 shares of Restricted Stock pursuant to the Plan to six service providers at a price per share of $0.00001. The Restricted Stock awards' had vesting commencement dates ranging from October 1, 2017 to February 12, 2018 and vesting schedules ranging from six month to one year cliffs and overall terms two to four years.

The repurchase by the Company of any shares subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Notes

Between October 26, 2017 and June 6, 2018, the Company commenced a private placement offering of the Company's convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued the Company's convertible promissory notes to 35 investors, for the aggregate proceeds of $1,748,750.00 (the "*Convertible Notes*"). The proceeds from the Convertible Notes offering were used for salaries and wages, technical development, business development and marketing, and working capital reserves.

Pursuant to the terms of the Convertible Notes, the securities will convert in the following scenarios:

(a) *Automatic Conversion in a Qualified Financing.* If a Qualified Financing (defined below) occurs, the principal amount of each note, and, at the Company's option, any accrued and unpaid interest thereon will be automatically converted into the Company's preferred stock that are separate from, and are a sub-series of, the capital stock being offered in the Qualified Financing and shall be *pari passu* with the preferred stock issued in the Qualified Financing. The number of shares the note holders shall be issued upon the Qualified Financing shall be equal to the quotient of (i) the outstanding principal of each note and any accrued and unpaid interest on the date of conversion, divided by (ii) the lesser of eighty percent (80%) of the price paid by other purchasers of the Company's capital stock sold in the Qualified Financing; or the price per share derived by dividing (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing. A "**Qualified Financing**" means the next sale or series of related sales by the Company of its capital stock from which the Company receives gross proceeds of not less than $2,000,000 (excluding the conversion of the Convertible Notes).

(b) *Maturity Conversion.* If the Qualified Financing or a Corporate Transaction (as defined below) has not occurred on or before October 26, 2019 (the "**Maturity Date**"), the outstanding principal of each note and any accrued and unpaid interest shall, at the election of the holders of a majority in interest of the aggregate principal amount of the Convertible Notes, be converted into the Company's Common Stock. The number of said shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the outstanding principal of each note and any accrued and unpaid interest on the date of conversion, divided by the quotient of (ii) (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing.

(c) *Conversion upon a Change of Control or Initial Public Offering.* In the event of a Corporate Transaction (as defined below), prior to full payment of a note or prior to the time when a note shall convert upon a Qualified Financing or on the Maturity Date , then the Company shall pay each note holder the proceeds of the Corporate Transaction, the greater of (i) one and one-half times (1.5x) the outstanding principal of each note and any accrued and unpaid interest or (ii) such amount as would have been payable if such note holder were converted into Common Stock immediately before the Corporate Transaction. For the purpose of clause (ii) above, the number of shares of Common Stock that would be issuable upon such conversion shall be equal to the quotient of (x) the outstanding principal of each note and any accrued and unpaid interest, divided by (y) the less of eighty percent (80%) of the consideration to be received per share of common stock in such Corporate Transaction; or the price per share derived by dividing (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing or Maturity Date. A "**Corporate Transaction**" means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets; (ii) the consummation of the merger or consolidation of the Company with or into another entity; (iii) change of control, if after such closing, such person or group would hold at least a majority of the outstanding voting stock of the Company; or (iv) liquidation, dissolution, or winding up of the Company.

As of the date of this Form C, no action has been taken to extend or convert the Convertible Notes and such securities remain outstanding. The conversion of the outstanding convertible notes may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Simple Agreement for Future Equity with Bonus Token Allocation (SAFE-T)
Between August 2, 2018 and January 7, 2019, the Company issued seven Simple Agreement for Future Equity with Bonus Token Allocation to seven investors for the aggregate proceeds of $1,180,515 in reliance

on the Section 4(a)(2) exemption from registration under the Securities Act (the *"SAFE-Ts"*). The proceeds from the SAFE-T offering were used for salaries and wages, technical development, business development and marketing, and working capital reserves.

Pursuant to the terms of the SAFE-Ts, the securities will convert in the following scenarios:

(a) *Qualified Financing.*
In the event of a Qualified Financing (defined below), before the expiration or termination of the SAFE-Ts, the Company will automatically issue to the SAFTE-T holders either:

(i) a number of shares of preferred stock equal to the purchase amount of each SAFE-T divided by the price per share of the preferred stock in the Qualified Financing, if the pre-money valuation is less than or equal to $13,500,000; or

(ii) a number of shares of preferred stock issued in the Qualified Financing equal to the purchase amount of each SAFE-T divided by the quotient of (i) 13,500,000 divided by (ii) the sum of all shares of capital stock (on an as converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities (excluding the SAFE-Ts, convertible promissory notes, and shares of Common Stock reserved under the equity incentive plan) (***"Company Capitalization"***).

A ***"Qualified Financing"*** shall mean a transaction or series of transactions in which the Company issues and sells a new series or class of preferred stock at a fixed pre-money valuation.

Optional Conversion.
Separately, if holders of greater than $750,000 of the Company's SAFE-Ts elect to convert the SAFE-Ts before the expiration or termination of the instrument, the Company will automatically issue to the SAFE-T holders a number of shares of Common Stock equal to the purchase amount divided by the quotient of (i) 13,500,000 divided by (ii) the Company Capitalization.

(b) *Bonus Tokens.* If the company issues digital tokens (the ***"Tokens"***) before the expiration or termination of the SAFE-Ts, the Company agrees to deliver each investor a number of Tokens equal to the Bonus Token Allotment. The ***"Bonus Token Allotment"*** means, with respect to each investor, ten percent (10%) of the total amount of Tokens created or sold in any token sale or any other creation or issuance of Tokens by Company, multiplied by the quotient of (i) the purchase amount invested divided by the (ii) total purchase amount of all SAFE-Ts in this series up to $1,500,000.

(c) *Liquidity Event.* If there is a change of control or initial public offering before the expiration or termination of the SAFE-Ts (***"Liquidity Event"***), the SAFE-Ts holders will, at their option, either (i) receive a cash payment equal to the purchase amount (the ***"Cash-Out Purchasers"***); or, if the SAFE-Ts fail to select the cash option, (ii) automatically receive from the Company a number of Common Stock equal to the purchase amount divided by the price per share equal to (a) $13,500,000 divided by (b) the Company Capitalization. If there are not enough funds to pay the Purchaser and holders of other SAFE-Ts in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Purchasers in proportion to their purchase amounts, and the Cash-Out Purchasers will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the quotient of (i) 13,500,000 divided by (ii) the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFE-Ts; and (iv) convertible promissory notes (the "***Liquidity Capitalization***").

(d) *Dissolution.* In the event of (i) a voluntary termination of operations of the Company, (ii) general assignment for the benefit of the Company's creditors, (iii) liquidation, dissolution, or winding up of the Company, ("***Dissolution Event***"), before the SAFE-Ts expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

(e) *Termination.* The SAFE-Ts will expire and terminate upon (i) the issuance of stock to the investors pursuant to a Qualified Financing, Optional Conversion, Liquidity Event or payment upon a Liquidity Event or Dissolution Event.

As of the date of this Form C, no action has been taken to convert the SAFE-T and such securities remain outstanding.

Debt
The Company has the following debt outstanding:

During the years ended December 31, 2017, an officer and Director of the Company, David Bleznak, lent funds for operations and start-up cost. These advances are non-interest bearing. At December 31, 2017, the amount outstanding is $253,173 and is recorded under 'Loans Payable related party' on the balance sheet.

On December 3, 2018, the Company entered into a loan with Mitchell Bleznak for the principal amount of $150,000. The loan includes an annual interest of Prime plus 5% and shall be payable beginning on March 1, 2019 until December 3, 2021. As of the date of this Form C, the remaining amount outstanding of the loan is $150,700.

Additionally, the Company has issued $1,748,750 of debt in connection with its convertible note offering outstanding. For a complete description of the convertible note offering, see the section titled '*Convertible Notes*' above.

The Company currently has $12,600 in credit card debt outstanding.

Valuation
The Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The majority of the Company is owned by David Bleznak, its founder, Director and Chief Executive Officer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Bleznak	72.24%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements as of September 12, 2017 (inception) to December 31, 2017 are attached hereto as Exhibit A.

Operations
As of the date of the Form C, the Company is pre-revenue.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $378,210 from inception through December 31, 2017. In 2017, the Company's operations resulted in a net loss of $381,886. The Company has incurred net losses of $3.3M since inception.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $200,993 for the year ended December 31, 2017.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $136,634 in expenses for the year ended December 31, 2017.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $335,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $138,000 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 29, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap
$20,000,000

Discount
20%

"*Capital Stock*" refers to Company's membership interests, Common Units, common stock, preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

    i.   The Conversion Shares shall be non-voting except as required by law;
    ii.   The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
    iii.   Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"***Qualified Equity Financing***" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing
If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "***Purchase Amount***") by:

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "***Safes***"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Qualified Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Conversion After the First Qualified Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing
In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following

paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (I) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (II) any Safes; and (III) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution
If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE into shadow-capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser. The Purchaser will only get the right to vote, independently of the Intermediary, if the Company has a Liquidity Event and the Purchaser elects to receive capital stock of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities
The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Certificate of Incorporation and the Company's Bylaws, as well as Delaware General Corporate Law.

Common Stock

Voting Rights
Except as may be otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Rights to Distributions
The directors of the Company, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Rights and Preferences
Holders of the Company's Common Stock have no preemptive, conversion, or other rights.

Other Material Terms
The Company does not have the right to repurchase the Crowd SAFEs.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Debt
During the years ended December 31, 2017, an officer and Director of the Company, David Bleznak, lent funds for operations and start-up cost. These advances are non-interest bearing. At December 31, 2017, the amount outstanding is $253,173 and is recorded under 'Loans Payable related party' on the balance sheet.

On December 3, 2018, the Company entered into a loan with Mitchell Bleznak, the father of David and Adam Bleznak, for the principal amount of $150,000. The loan includes an annual interest of Prime plus 5% and shall be payable beginning on March 1, 2019 until December 3, 2021. As of the date of this Form C, the remaining amount outstanding of the loan is $150,700. There are no additional benefits to the lender.

Convertible Debt
During the year ended December 31, 2017, the Company also issued convertible notes to family of shareholders and officers. At December 31, 2017, the amount of related party convertible notes is $700,000.

On October 26, 2017, the Company issued a convertible promissory note to Richard D. Bleznak Revocable Living Trust for the aggregate proceeds of $100,000. For more information relating to the convertible notes, see the '*Convertible Notes*' section herein.

On October 26, 2017, the Company issued a convertible promissory note to Mitchell Bleznak Revocable Living Trust for the aggregate proceeds of $350,000. For more information relating to the convertible notes, see the '*Convertible Notes*' section herein.

On January 7, 2019, the Company issued a SAFE-T with David Bleznak for the aggregate proceeds of $280,515. For more information relating to the SAFE-Ts terms, see 'SAFE-T' section herein.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Bleznak
(Signature)

David Bleznak
(Name)

Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Bleznak
(Signature)

David Bleznak
(Name)

Chief Executive Officer, Director
(Title)

March 7, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adam Bleznak
(Signature)

Adam Bleznak
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Bleznak
(Signature)

Adam Bleznak
(Name)

Director
(Title)

March 7, 2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Form of Crowd SAFE
Exhibit D	Video Transcript

EXHIBIT A
Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
Form of Crowd SAFE

EXHIBIT D
Video Transcript



TOTLE, INC.

A Delaware Corporation

Financial Statements (unaudited) and
Independent Accountants' Review Report

As of September 12, 2017 (Inception) to December 31, 2017

TOTLE, INC.

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Totle, Inc.
260 E. Brown St. Suite 200
Birmingham, Michigan

We have reviewed the accompanying financial statements of Totle, Inc., (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the period of September 12, 2017 (date of inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Totle, Inc. was formed on September 12, 2017 and therefore had not yet begun operations as of December 31, 2017 and relies on management to fund operations. Accordingly, substantial doubt is raised about Totle, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

December 23, 2018

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com


Totle, Inc.

Balance Sheet

As of December 31, 2017

(unaudited)


ASSETS

		2017
Current assets:		
Cash and cash equivalents	$	1,180,253
Stock Subscription Receivable Related Party		250
Total current assets		1,180,503
Total assets	$	1,180,503

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Loans Payable Related Party	$	253,173
Accounts payable and accrued expenses		22,216
Total current liabilities		275,389
Convertible Notes		586,500
Convertible Notes related party		700,000
Long-Term Debt		1,286,500
Total liabilities		1,561,889
Commitments and contingencies		-
Stockholder's Equity:		
3,000,000 shares authorized, $0.00001 par value; 650,000 shares issued and outstanding as of December 31, 2017		6
Additional paid-in capital		494
Accumulated deficit		(381,886)
Total stockholder's equity		(381,386)
Total liabilities and stockholder's equity	$	1,180,503

Totle, Inc.
Statement of Operations
From September 12, 2017 (inception) to December 31, 2017
(unaudited)

	2017
Revenue	$ -
Expenses:	
Advertising Expense	136,634
Professional Services Expense	40,583
General and administrative	200,993
Total operating expenses	(378,210)
Other expenses	
Interest income	88
Interest expense	(3,764)
Total other expenses	(3,676)
Net loss before income taxes	(381,886)
Provision for income taxes	-
Net loss	$ (381,886)

Totle, Inc.
Statement of Shareholder's Equity (Deficit)
From September 12, 2017 (inception) to December 31, 2017
(unaudited)

| | Capital Stock | | | Accumulated | Total Member's |
	Shares	Amount	APIC	Deficit	Equity
September 12, 2017 (inception)	-	$ -	$ -	$ -	$ -
Shares issued	650,000	6	494		500
Net Loss				(381,886)	(381,886)
Balance - December 31, 2017	**650,000**	**$ 6**	**$ 494**	**$ (381,886)**	**$ (381,386)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Totle, Inc.

Statement of Cash Flows

From September 12, 2017 (inception) and December 31, 2017

(unaudited)

	2017
Cash flows from operating activities:	
Net income (loss)	$ (381,886)
Changes in operating assets and liabilities:	
Stock subscription receivable	(250)
Accounts payable	22,216
Net cash used by operating activities	(359,920)
Cash flows from financing activities:	
Proceeds from issuance of convertible notes	1,286,500
Proceeds from loans related party	253,173
Proceeds from issuance of common stock	500
Net cash provided by financing activities	1,540,173
Net increase (decrease) in cash	1,180,253
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 1,180,253
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Totle, Inc. ("the Company") was incorporated on September 12, 2017 under the laws of the State of Delaware, and is headquartered in Birmingham, Michigan. The Company is committed to building products and tools that empower users and businesses to fully realize the benefits of blockchain technology. Totle is a software platform that solves three significant problems with cryptocurrency exchange: 1) Security 2) Pricing and 3) User-experience.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017, the Company recognized $136,634, recorded as advertising expenses.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Stock Subscription Receivable

At December 31, 2017, the Company had a stock subscription receivable of $250 related to a sale of 100,000 shares.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a tax net operating loss (NOL) of $381,886 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the TCJA was passed late in fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected, the Company considers the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and ongoing analysis of final year-end data and tax positions. The Company expects to complete the analysis within the measurement period in accordance with SAB 118.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $381,886 and is in the startup phase, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company has several convertible notes outstanding all maturing on October 26, 2019, with 2% annual interest. The notes can be converted at maturity or upon a qualified financing from the Company. As of December 31, 2017, the company had $1,286,250 in convertible notes.

Interest expense related to the notes was $3,764 for December 31, 2017.

NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2017, the Company has 3,000,000 authorized shares of $0.00001 par value common stock. During 2017, the Company issued 650,000 shares of common stock. The 650,000 shares of common stock were issued to founders of the Company for cash proceeds totaling $500. At December 31, 2017 the Company had 688,103 shares issued and outstanding.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017, an officer of the Company lent funds for operations and start-up cost. These advances are non-interest bearing. At December 31, 2017, the amount outstanding is $253,173 and is recorded under 'Loans Payable related party' on the balance sheet.

During the years ended December 31, 2017, the Company also issued convertible notes to family of shareholders and officers. At December 31, 2017, the amount of related party convertible notes is $700,000. See note 3 above for additional details about notes issued.

NOTE 6– SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 23, 2018, the day these financial statements were available to be issued. The following were subsequent disclosures:

- Sergey Tsyba was appointed as new CTO and was transferred stock owned by David Bleznak.
- Stock awards were issued to individuals totaling 71,254 as part of the Company's 2017 incentive plan.
- Company issued convertible notes totaling $462,500 maturing on October 26, 2019 with 2% annual interest. The notes can be converted at maturity or upon a qualified financing from the Company.
- On December 3, 2018 the Company and Mitchell Bleznak (related party) entered into a $150,000 promissory note.





Company Name	Totle
Logo	
Headline	Kayak for blockchain asset exchange: simple exchange at the best price
Cover photo	

**Hero
Image**



Tags   Tech, B2C, Blockchain, B2B

**Pitch
text**

Deal highlights

- A single source of liquidity powering decentralized payment systems and exchanges
- $4 billion market opportunity in 2018 and growing
- Top tier VC investors, including Arrington XRP Capital and NEO Global Capital
- Secured key customers, including Edge, Monarch Wallet, Shrimpy.io and others
- Featured in prominent media outlets Forbes and Coindesk, and at leading industry conferences Crypto Invest Summit and Blockchain Economic Forum

Decentralized asset exchanges are illiquid and complicated

Currently, over $4 trillion of digital assets are traded at risk on centralized exchanges. Nearly $1 B was lost or stolen in 2018, over 3x the amount from 2017.

Additionally, consumers are unknowingly paying exorbitant fees. Centralized exchanges are not transparent and do not disclose the details of every trade on their systems.

Decentralized exchanges solve security and transparency problems that exist in centralized exchanges, yet suffer from fragmentation, complexity and poor pricing.

Totle is providing a safe and simple exchange of assets at the best price



Decentralized exchange made easy

Totle provides critical blockchain exchange infrastructure. Our single source of liquidity powers decentralized payment systems, exchanges and open financial applications which form the foundation of the blockchain economy.

Totle products are live today and delivering value to customers.

Totle's solution aggregates order books across leading decentralized exchanges and optimally routes orders to provide the best price. Fundamentally, we provide:

  

Price Optimization   Liquidity   Safety and Security

Price optimization
Totle's smart order routing engine compares prices among exchange sources and matches users directly with the most economic counter-parties for any set of orders, including fees and slippage. Users get the best price.



Liquidity
Totle offers 99% of decentralized exchange liquidity in a single source and abstracts away the need to integrate with the array of decentralized exchange protocols and standards. Users never miss an opportunity.



Safety and transparency

Totle never takes custody of a user's funds or private keys. All transactions are peer-to-peer and recorded transparently on-chain. No deposits, exchange risk or hidden fees.





Totle's API relieves the need for third parties to integrate with the many protocols of decentralized exchanges and provides a solution for platforms looking to move away from centralized exchanges.

You may have seen Totle

Forbes

"Totle is a crypto management tool that aggregates order books from decentralized exchanges onto its platform, letting its users buy and sell across DEXs...without sacrificing security or user privacy..."

INFORMATION MATRIX
HOSTED BY LAURENCE FISHBURNE



Crypto Invest Summit

Interview with Steve Wozniak
co-founder of Apple



Traction

Customers already building on Totle serve broad use-cases critical for blockchain industry growth. They validate each of Totle's core target customer segments and include major non-custodial wallets, portfolio managers, trading funds and more.













A B2B and B2C company

Business-to-business (B2B)

Totle API - Serves a variety of business customers that together form the foundation for the blockchain economy.

Customers include:
1. **Products and Platforms**: Businesses, payment gateways, investment platforms, DApps and other financial applications who share in revenue from transaction fees.
2. **Traders and Funds**: Investors, hedge funds, and other trading organizations who use Totle for order management and optimization.
3. **Data Analysts**: Totle aggregates real-time and historic trade data from the top decentralized exchanges; providing analysts the most reliable decentralized exchange data on the market.

Business-to-consumer (B2C)

Totle Portfolio Manager - A portfolio manager for cryptocurrency and digital assets targeted to retail users. Available today at app.totle.com. It offers a great UI while enabling users to trade cryptocurrency in a decentralized, peer-to-peer environment. Users trade directly from their personal crypto wallets and Totle never takes custody of funds.





SHRIMPY
FRACTAL
wealth
"We vetted other APIs and it was clear that Totle delivered the best access to decentralized exchange liquidity and optimal pricing through one simple API integration. We're excited to provide our global customers the ability to custody their assets while managing their portfolios."
Michael McCarthy
CEO, Shrimpy
"... it is obvious that a shift to decentralized exchanges is necessary. It is the only way to unlock the full potential of blockchain-based digital assets. Totle is facilitating that transition by providing access to liquidity in a way that makes decentralized trading much simpler."
Carson Cook
CEO, Fractal Wealth





When users exchange assets, we collect a small fee

The business model for digital asset exchange is well established in the financial industry. Totle will assess a small transaction fee on each exchange through our platform.



PREMIUM
API
Fee-Based:
• Transaction Fee
• Premium Subscription
• Paid API Access
Revenue Sharing
• Split Revenue with DEX
• Split Revenue with Market Makers
• Affilliate sharing model for B2B customers
TOTLE
%

The Totle API provides a critical piece of infrastructure for the growing blockchain, cryptocurrency and DApp economies. Common use cases include:

- Wallets for in-app exchange
- Businesses for payments and transactions
- Hedge funds
- Trading platforms for arbitrage and margin trades
- Portfolio management for rebalancing, and more

Totle's sophisticated exchange platform and algorithms include a smart order routing engine that compares prices among exchanges and matches users directly with the most economic counter-parties for any set of orders. Additional features include:

- Multiple buys and sells in one exchange
- Split exchanges across multiple DEXs to guarantee best price
- Control price slippage

- Optimize for exchange success
- Future proofing – Totle is continually adding DEXs to our platform

There's a critical need for decentralized exchanges

Totle's market opportunity includes all exchange of assets on blockchain

As the ecosystem grows, Totle will power exchange functionality for the entire blockchain economy.

Cryptocurrency exchanges saw revenues of $4 Billion in 2018. This number is expected to grow to $9.5Billion per year by 2028.


Revenues per year
($ billions)
10
7.5
5
2.5
0
2017
2018
2028

Competition


Decentralized
Hard to use
Easy to use
Centralized

Totle's competition includes centralized and decentralized exchanges.

Centralized exchanges take control of user's funds, charge high and hidden fees and pose regulatory risks.

The decentralized exchange (DEX) market suffers from significant fragmentation and complexity. Each DEX offers significantly less liquidity than Totle and no individual DEX offers price optimization across the entire DEX market. Totle solves the problems of individual DEX offerings by aggregating the liquidity provided by each of the leading DEXs and by hiding the complexity underlying each DEX integration, in a single, simple-to-use API.

Within the fragmented DEX market, 'leaders', include:

1. **Kyber** : "Enabling Atomic Token Swaps, Everywhere" - Their marketing approach is focused on integration with other wallet providers and targeting businesses that need token conversion.
2. **Airswap**: "Simple wallet-to-wallet token trading" - Decentralized token trading, available on any device, embeddable on any website, with 24 tokens and in 8 language. The focus for Airswap is connecting buyers, sellers, people and programs can connect and trade wallet to wallet using smart contracts.
3. **Bancor:** Bancor allows user to convert between any two tokens on our network, with no counter-party, at an automatically calculated price.

Well known blockchain VCs are investing in Totle



"Totle is an exciting company with the first-of-its-kind platform that provides a foundation for decentralization," said Michael Arrington. "Totle is an important part of the future of the blockchain economy. Their platform enables users and organizations to initiate reliable, non-custodial transactions."

 Michael Arrington
Partner at Arrington XRP Capital
& Founder of TechCrunch



"Totle has an opportunity to be a transformational business that provides a legitimate alternative to centralized exchanges," said Tony Gu, of Neo Global Capital. "Transformational companies are built on ambition, domain knowledge and technical skill, which is precisely what Totle's team brings to the table."

 Tony Gu
Founding partner at
Neo Global Capital

What's next

Q3 -18
Public beta



Q4 -18
Exchange API

Totle launches platform to power blockchain asset exchanges



Q1 -19
Exchange API

Totle aggregated market data available to third parties



Q2 -19
Revenue Sharing

Totle and partners earn exchange revenue



Q3&4 -19
Market Making

Data Visualization



2020
Mobile Wallet

Decentralized Exchange Protocol



Future
Cross-Chain Exchange

Non-Fungible Token Exchange





This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We are ready for growth



These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

We're seeking $1.07M to help take us to the next level

Funds from this raise will be used towards the following:

- 45% - Development
- 21.5% - Business Development & Marketing
- 7.5% - Infrastructure
- 10% - Legal and accounting
- 5% - Admin
- 5% - Security

We plan to expand the on-boarding of new B2B partners and continue to build out our suite of decentralized exchange products and services available through our API. These features allow partners to focus on building their own businesses, while Totle focuses on providing optimal exchange functionality for them.

Founders & team

Core team



David Bleznak
Chief Executive Officer
David's background in finance and business development guides his vision for Totle and crypto asset management software solutions.



Sergey Tsyba
Chief Technology Officer
Sergey brings deep and broad technical expertise to Totle's bench. He is both an entrepreneur and an experienced CTO.



Jordan Lyall
Chief Product Officer
Jordan brings over a decade of product leadership to Totle as chief product officer. He is obsessed with building world-class products with great design and user experience.



Craig Braun
Head of Business Development
Craig is an experienced global business development and marketing executive. His background combines top-tier consulting and an MBA to lead fast-paced growth companies in emerging technology markets.

Advisors



Ed Posnak
Ed has over 30 years of professional experience working in all facets of the software business, including software development, architecture, product design, project management, business strategy, partnerships, and sales.



Phil Lundrigan
Phil has 15 years of experience in capital markets and startups as an entrepreneur and investor. Most recently Phil launched the first crypto funds of funds, BitBull Capital. Tipperary works with hedge funds and family offices as a consultant for crypto market investing.



Arman Ghosh
Arman was a Partner and Co-Founder of 11 Ronin (now BUILDERS VC), a platform that builds venture backed companies with incredible founders. Arman led the development of 5 venture backed companies along with a portfolio of services companies.



Alon Goren
Venture Partner at Wavemaker Partners. Co-Founder of Crypto Invest Summit, 805 Startups & Investedin.



Ben Upward
Ben has more than seventeen years of experience as a portfolio manager, financial market analyst, and trader. He's held leadership positions in a $60 billion mutual fund company, a hedge fund organization, and a $2 billion wealth management firm.



Dina Rochkind
Ms. Rochkind's legislative experience allows her to advise her clients on the latest client initiatives, from starting a business to crowdsourcing; bitcoin and ICOs; and blockchain technologies.

Join us in powering the growth of the blockchain economy!

Team



Craig Braun — Head of Business Development

Craig is an experienced global business development and marketing executive. His background combines top-tier consulting and an MBA to lead fast-paced growth companies in emerging technology markets.

	Sergey Tsyba	Chief Technology Officer	Sergey brings deep and broad technical expertise to Totle's bench. He is both an entrepreneur and an experienced CTO.
	Jordan Lyall	Chief Product Officer	Sergey brings deep and broad technical expertise to Totle's bench. He is both an entrepreneur and an experienced CTO.
	David Bleznak	Chief Executive Officer	David's background in finance and business development guides his vision for Totle and crypto asset management software solutions.
	Ed Posnak	Advisor	Ed has over 30 years of professional experience working in all facets of the software business, including software development, architecture, product design, project management, business strategy, partnerships, and sales.
	Arman Ghosh	Advisor	Arman was a Partner and Co-Founder of 11 Roniin (now BUILDERS VC), a platform that builds venture backed companies with incredible founders. Arman led the development of 5 venture backed companies along with a portfolio of services companies.
	Adam Bleznak	Founding Partner	Adam brings almost ten years of leadership and management experience to the team.
	Noah Passalacqua	Software Engineer	Noah is an autodidact software engineer with an expertise in building, customizing, and optimizing high-performance and secure software and web applications.
	Austin Roberts	Software Engineer	Austin is an experienced full stack developer with an expertise in blockchain. He is the founder of Note G, Inc., a provider of software and tech consulting services that serves both the government sector and private enterprise.
	Rena O'Brien	Product Manager	Rena has almost a decade under her belt in the blockchain world, operations, and product management. She is obsessed with creating the ultimate customer experience, and usable products for our stakeholders.
	Eric Bujold	Technical Product Manager	Eric is an experienced Fintech product manager, having worked exclusively on financial products in his career. He has experience working in product with FinTech startups, as well as large international banks.

	Audrey Sciortino	Executive Assistant	Audrey contributes to the day-to-day operations, human resources, and accounts payable. She is new to blockchain and cryptocurrencies, but is excited about the future this new business.
	Colleen Stabler	Business Development Manager	Colleen has a hybrid background in business and tech. At Totle, she is excited to contribute to a better user experience and grow B2B sales.
	Dina Ellis Rochkind	Government Affairs Advisor	Represents clients before Members of Congress on Capitol Hill and the Executive Branch in matters involving regulatory initiatives, policymaking and legislation, and enforcement actions.
	Philip Lundrigan	Advisor	Phil is the Managing Partner for Tipperary Capital, a boutique consultancy focused on providing investment due diligence and industry intelligence into the digital asset industry.

Perks

$250	List your name on the crowdfund founding investor page on the Totle website. (optional)
$500	The above bonus perk 1 ticket to Crypto Invest Summit in April ($500 Value!)
$1,000	The above bonus perks Totle Swag Bag including branded gear, t-shirt, socks, team bag and more
$5,000	All of the above bonus perks Custom Branded Ledger
$10,000	All of the above bonus perks Invitation to join our invite-only private investor dinner in LA during LA Blockchain Week in April (transportation not included)
$25,000	All of the above bonus perks Custom Branded Cobo Vault
$100,000	All of the above bonus perks Monthly 1-on-1 calls with management to discuss strategy and platform build out Access to industry experts, accredited investors, etc. with an invitation to private dinner with founder in New York (airfare within continental U.S. included) Be a part of next product development 1 Yr API Access

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Totle Inc.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Totle Inc. a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The

number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

        (c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

        (a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

        (b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

        (c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

        (d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

        (e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

        (f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Birmingham, MI. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Totle, Inc.
By:
Name: David Bleznak
Title: CEO
Address: 260 E. Brown St Suite 200, Birmingham, MI 48009
Email: david@totle.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy.**

   (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

   (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR:
By:
Name:

Date:

INTERMEDIARY:
By:
Name:
        CCO, OpenDeal Portal LLC d/b/a Republic
Date:

David Bleznak:	I'm David, I'm the founder and CEO of Totle. Started this company as I was managing a portfolio of crypto assets. Having to understand the ins and outs of crypto and how blockchains work really led me to develop a tool that made it easy for everyone to use. So our first product at Totle, easy to use portfolio management solution.
David Bleznak:	There is no need to learn the different protocols, you simply come to Totle and all of the routing and protocol level functionality is handled in the back end for you.
Colleen Stabler:	We just launched our API, which is allowing third parties to tap in to this decentralized liquidity layer we've built, to see the excitement of the partners we're working with who are going to be integrating the API. There's no one else doing exactly what we are doing.
David Bleznak:	Totle is critical to the blockchain ecosystem and Dapp economies. The advantage for Totle over any decentralized exchange is the ability to access every marketplace in one experience. We guarantee price parity.
Colleen Stabler:	Totle provides the most secure trading platform because it is all decentralized. Your private keys never leave your possession.
David Bleznak:	There's no deposits, we don't hold any user's funds.
Noah P.:	We're going from the user's wallet, to our smart contracts, to the decentralized exchanges and then back to the user wallets.
David Bleznak:	And no one has to trust even Totle with their funds. There are two different types of groups that work with Totle. On the marketplace side, we have decentralized exchange venues. On the user side, our customers include arbitrage, hedge funds, prop traders, any group that would like to change one token for another token.
Colleen Stabler:	I think we haven't hod what Totle is doing until now, because Totle was on the bleeding edge. We provide a very novel solution by aggregating decentralize exchanges and providing liquidity in a very fragmented space.
Noah P.:	You can execute multiple trades from multiple tokens at the same time, something that nobody else has really done.
David Bleznak:	What makes me passionate about Totle API, we can completely focus on our smart contracts and provide very unique solutions to several different industries, hundreds of different businesses. We can enable them to achieve their goals. Anyone looking to exchange value on a blockchain can utilize Totle in order to make sure they get the best value for the assets they're looking to exchange.